Exhibit 99.1

WiMi Hologram Cloud Inc. Announces Resignation and Appointment of Directors

BEIJING, May 19, 2020

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading AR services provider in China, today announced the resignation of Mr. David Diamond, who was an independent director and the chairman of the audit committee of the Board of Directors (the “Board”). On May 13, 2020, Mr. David Diamond delivered his notice to resign from his position as a member of the Board due to personal reasons. The resignation of Mr. Diamond did not result from any disagreement with the Company.

On May 19, 2020, the Board appointed Ms. Shan Cui as an independent director of the Board and the chairwoman of the audit committee of the Board to fill the vacancy created by Mr. Diamond’s resignation.

Ms. Shan Cui is currently an independent director of Addentax Group Corp. She has been an independent director and the chairwoman of the audit committee of Greenland Acquisition Corp. from April 2019 to October 2019, an independent director and the chairwoman of the audit committee and compensation committee of Fuqin Fintech Limited, an online lending information intermediary platform, since August 2018. She has been the executive director of First Capital International Limited since 2010 and provided consulting services for private equity companies and venture capital companies. She was the chief financial officer of Lizhan Environmental Corporation, a then Nasdaq-listed company engaged in the business of green leather material manufacturing from 2011 to 2013. Ms. Cui received her master’s degree in Business Administration from Georgia State University and her bachelor’s degree in International Business English from Ocean University of China. The Company believes that Ms. Cui is well-qualified to serve as a director of the Board and the chairwoman of the audit committee due to her extensive experience and expertise in finance, investment and capital markets.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://en.wimiar.com/news/.